Filed Pursuant to Rule 253(g)(2)
File No. 024-10969

FUNDRISE INCOME EREIT 2019, LLC

SUPPLEMENT NO. 9 DATED DECEMBER 9, 2019
TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT 2019, LLC (“we”, “our” or “us”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 23, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment

On December 3, 2019, we directly acquired ownership of a “majority-owned subsidiary,'' (the “Buda Controlled Subsidiary”), in which we have the right to receive a preferred economic return, for a purchase price of $10,220,000, which is the initial stated value of our equity interest in the Buda Controlled Subsidiary (the “ Buda Investment”). The Buda Controlled Subsidiary used the proceeds to acquire a single multifamily property totaling 303 units and approximately totaling 265,000 rentable square feet located at 1278 Cabelas Drive, Buda, TX 78610 (the “Buda Property”).

The Buda Controlled Subsidiary is managed by Olympus Property (“Olympus”). Olympus is a full-service multifamily investment and property management company with offices in Fort Worth, TX and Newport Beach, CA. Olympus was founded in 1992 and currently owns approximately 17,000 units in Arizona, Arkansas, California, Florida, Georgia, New Mexico, Oklahoma, Tennessee, Texas, and Utah. Olympus’s portfolio has an aggregate value of approximately $2 billion.

Pursuant to the agreements governing the Buda Investment (the “Buda Operative Agreements”), our consent is required for major decisions regarding the Buda Property and we are entitled to receive a preferred economic return of 9.75% on our Buda Investment. In addition, an affiliate of our Manager earned an origination fee of approximately 1.50% of the Buda Investment, paid directly by the Buda Controlled Subsidiary.

The Buda Controlled Subsidiary is expected to redeem our Buda Investment via sale or refinance by January 1, 2030. The Buda Controlled Subsidiary may redeem our Buda Investment, subject to our approval, in whole or in part during the term of the Buda Investment.

The Buda Property, which is held through a wholly-owned subsidiary of the Buda Controlled Subsidiary, will have a total project budget of approximately $51,195,000 inclusive of hard and soft costs. Simultaneous with the closing of the Buda Investment, senior financing was provided through a $31,970,000 senior secured loan from Freddie Mac (the “Buda Senior Loan”). The Buda Senior Loan features a 10-year term and is 10 years interest-only at a fixed rate of 3.58%.

The Buda Property features thirteen, three-story buildings that consist of one-, two-, and three-bedroom residential units. As of November 25, 2019, the Buda Property was approximately 94% occupied. The Buda Property was built in 2015. The Buda Property features concrete slab-on-grade foundation, wood frame, and pitched roofs.

Buda is located approximately 16-miles south of downtown Austin, TX, directly off of I-35. The Buda submarket presents a strong investment opportunity arising from steady population and job growth as well as an attractive location in the Austin Metro Area.